EXHIBIT 99.1

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Telkom files minimal tariff adjustment with ICASA

Continuing with its drive to enhance the affordability and accessibility of telecommunications, and adhering to its stated principle of customer centricity, Telkom today filed its 2008 tariff adjustment with the Independent Communications Authority of South Africa (ICASA). The tariff filing - when approved by ICASA - sets out the key tariff changes that will come into effect on 1 August 2008.

The formula used by ICASA to determine the extent of allowable price adjustments is "Consumer Price Index (CPI) minus 3.5% plus carry-over". At the relevant date (April 2008) the CPI was 11.1%. The regulatory formula would have allowed Telkom to file an overall increase of 17.2% in the basket of products and services. Telkom has instead decided to submit an overall increase of only 2.4%. Compared to the CPI used in the tariff filing, customers will experience a decrease in real terms of 8.7%.

"Pricing is a key element of the value proposition of Telkom" says Godfrey Ntoele, Telkom's Group Executive National Sales and Marketing Operations.

The filing makes provision for the bulk of call charges to remain unchanged. The good news is that long distance calls, outgoing fixed-line to mobile destinations and outgoing calls to other licensed operators and public payphones will remain unchanged.

The following changes will be implemented:

•	the minimum charge for post-paid local calls (0-50 kilometres) will increase by 9.4% (but this will not have any impact on SupremeCall, CLOSER calling plans and per-second bundled offers), andl

•	the per-second tariff for local calls during standard time will increase by 3.1% and during Callmore time by 9.2%.

The overall adjustment in the international arena is 0.2%. Tariffs to certain destinations will increase (such as China), while call charges to other destinations will decrease. Two examples of the reduction in telecommunications charges are calls to the United Kingdom and the United States. In both instances call charges to fixed-line destinations will be reduced by 5%, and will only cost 90 cents per minute (including VAT) during peak time and 80 cents per minute (including VAT)during Global off-peak time.

Even though all residential and business installation charges, as well as analogue and ISDN Basic Rate line rental will increase by 11%, some line rentals will not be affected, such as:

•	ISDN Primary Rate lines;

•	line rental for PrepaidFone. This includes Telkom's popular Waya-Waya service (which enables a customer to remain connected for an entire year by paying a yearly fee upfront).

Ntoele says Telkom's stated objective of growing the data business has resulted in the company filing an average decrease of 7% on data products in the basket. "Our broadband customers will also be glad to hear that our submission makes provision for the monthly subscription charges for ADSL, Do Broadband and Telkom Internet to remain unchanged," says Ntoele.

"As in the past, we have complied with regulatory stipulations and we are optimistic that ICASA will approve the proposed tariff changes" says Ntoele.

Please go to www.telkom.co.za/newrates for additional information.

Pretoria
20 June 2008

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